The Cookie Department, Inc.
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
Bill.com Money In Clearing		0.00
Bill.com Money Out Clearing		0.00
PayPal		640.07
Petty Cash		279.48
Wells Fargo Checking 6803		37,433.89
Wells Fargo Savings 5991		158.14
Total Bank Accounts	$	**38,511.58**
Accounts Receivable		
Accounts Receivable		62,887.11
Total Accounts Receivable	$	**62,887.11**
Other Current Assets		
Akiva Resnikoff Loan		
Medical Expense		0.00
Total Akiva Resnikoff Loan	$	**0.00**
Credit Card Receivables		0.00
Inventory Asset		0.00
Finished Product On Hand		3,710.37
Packaging Inventory		8,062.48
Prepaid Inventory		18,011.92
Total Inventory Asset	$	**29,784.77**
Prepaid Creative Services		0.00
Uncategorized Asset		0.00
Undeposited Funds		8,916.32
Total Other Current Assets	$	**38,701.09**
Total Current Assets	$	**140,099.78**
Fixed Assets		
Accumulated Depreciation		-7,180.56
Computers & Equipment		3,430.56
Furniture and Fixtures		0.00
Packaging Equipment		0.00
Printing Plates		3,750.00
Total Fixed Assets	$	**0.00**
Other Assets		
Accumulated Amoritization		0.00
Deposit - Gas & Cylinders		360.43
Deposit - Packing Machine		3,621.17

Deposit - Rent		500.00
Goodwill		0.00
Loan to Shareholder - AR		53,984.18
Total Other Assets	**$**	**58,465.78**
TOTAL ASSETS	**$**	**198,565.56**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		16,888.11
Total Accounts Payable	**$**	**16,888.11**
Credit Cards		
American Express -73000		4,478.05
Best Buy Credit Card 8827		0.00
Capital One Credit Card		0.00
Chase Credit Card 2850		24,204.74
US Bank Credit Card 5090		7,912.69
Wells Fargo Business Card 4862		4,460.67
Total Credit Cards	**$**	**41,056.15**
Other Current Liabilities		
Direct Deposit Liabilities		0.00
Fundbox Invoice Advances		0.00
Hebrew Free - Loan Payable		0.00
Interest Free Loans		
Loan Payable - Kassman		5,000.00
Loan Payable - Jesse Powell		5,000.00
Total Interest Free Loans	**$**	**10,000.00**
Kiva User Funds, LLC Interest Free Loan		0.00
Loan Payable - Bob Grossman		18,966.00
Loan Payable - Craig Maunter		0.00
Loan Payable - Pam Marcus		18,275.00
Officer Payables - AR		0.00
Payroll Liabilities		0.00
Federal		0.00
State		0.00
Total Payroll Liabilities	**$**	**0.00**
PPP Loan		1,700.32
SBA Loan		51,900.00
Shopify Advances		0.00
Total Other Current Liabilities	**$**	**100,841.32**
Total Current Liabilities	**$**	**158,785.58**
Long-Term Liabilities		
Convertible Note		

Convertible Note - Andrea Kirschner		18,442.19
Convertible Note - Barry Labov		62,158.52
Convertible Note - Charles Lawrence		12,130.41
Convertible Note - Danielle Woods		12,245.48
Convertible Note - David Ramone		119,430.14
Convertible Note - Noah Alper		12,187.95
Convertible Note - Renae Scott		6,064.38
Convertible Note - Wilson Tsai		12,179.73
Convertible Note Wefunder		101,852.20
Total Convertible Note	$	**356,691.00**
Irene Unterberger Website Development Loan		0.00
Micro Loan - OBDC		2,918.75
N/P - Pkg Machine		0.00
North Capital Note		26,279.84
Total Long-Term Liabilities	$	**385,889.59**
Total Liabilities	$	**544,675.17**
Equity		
Adjustment to Shareholder Equity		-52,898.64
Capital Stock		2,500.00
Craig Maunter		10,000.00
Ruth White		5,000.00
Shaunette		10,000.00
Total Capital Stock	$	**27,500.00**
Opening Balance Equity {3}		0.00
Retained Earnings		-277,779.54
Net Income		-42,931.43
Total Equity	-$	**346,109.61**
TOTAL LIABILITIES AND EQUITY	$	**198,565.56**